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03001859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 SEC PROCESSING WASH. SECTION 187

SEC FILE NUMBER
8- 24805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NEWPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40853 BUCHAREST LANE
(No. and Street)

TEMECULA, (City) CA (State) 92591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES LEE (909) 587-6910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY B. SHELTON, CPA
(Name – *if individual, state last, first, middle name*)

118 CACHANILLA CRT. (Address) PALM DESERT, (City) CA (State) 92260 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY KILPATRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORT SECURITIES CORPORATION, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JERI J. HAZEN
Commission # 1251132
Notary Public - California
Riverside County
My Comm. Expires Jan 23, 2004

Signature

President

Title

Notary Public

Subscribed and sworn to before me this 26th day of February, by, Jeffrey Kilpatrick

Signed

Signature Of Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2002

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years ended December 31, 2002 and 2001 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

February 18, 2003

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2002 & 2001

ASSETS

	12/31/02	12/31/01
Current Assets		
Cash in bank and trading accounts	$ 12,058	$ 37,670
Cash - deposit account	50,667	50,186
Employee advances	300	0
Receivables from brokers & dealers	25,388	2,579
Prepaid expenses & taxes	702	1,428
Total Current Assets	89,115	91,863
Fixed Assets (Note 1)		
Transportation equipment	6,179	44,064
Office equipment	152,471	149,250
Office furniture	36,401	36,401
Subtotal	195,051	229,715
Accumulated depreciation	(155,819)	(167,948)
Total Net Fixed Assets	39,232	61,767
Other Assets		
Security deposits	686	0
Loan to officer (Note 11)	14,484	0
Investment in warrants (Note 12)	3,300	3,300
Total Other Assets	18,470	3,300
TOTAL ASSETS	$ 146,817	$ 156,930

See accompanying notes

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2002 & 2001

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/02	12/31/01
Current Liabilities		
Credit card payable	$ 2,197	$ 0
Accrued rent	3,200	0
Income taxes payable	800	800
Accrued payroll taxes	1,124	1,281
Accrued salaries	12,325	14,363
Broker's commission payable	4,152	173
Notes payable - current portion	1,334	4,860
Total Current Liabilities	25,132	21,477
Non-current Liabilities		
Notes payable (Note 4)	3,434	5,287
Stockholder loan (Note 3)	112,500	112,500
Less: Current portion	(1,334)	(4,860)
Total Non-current Liabilities	114,600	112,927
Total Liabilities	139,732	134,404
STOCKHOLDER'S EQUITY		
Common stock - stated value $ .13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 1,290,294 shares (Note 5)	155,098	155,098
Retained earnings	(145,513)	(130,072)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	7,085	22,526
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 146,817	$ 156,930

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 & 2001

	12/31/02	12/31/01
Revenues		
Commissions	$ 374,796	$ 440,497
Interest	13,737	23,632
Total Revenues	388,533	464,129
Expenses		
Advertising	$ 62	$ 41
Automotive & truck	16,437	6,495
Bank charges	466	669
Business promotion	999	4,431
Cleaning	0	1,349
Commissions	21,418	24,167
Computer expenses	10,959	4,914
Depreciation	2,732	2,840
Education & training	1,792	2,276
Financial services & equipment	0	389
Insurance	10,305	9,971
Interest	5,395	7,051
Legal & accounting	4,882	6,868
Licenses & taxes	120	1,980
Meals & entertainment	4,335	6,819
Medical	686	0
Memberships, dues & subscriptions	198	367
Miscellaneous	567	1,830
Office supplies	6,430	4,301
Payroll taxes	13,684	15,456
Penalties	63	48
Pension contributions	16,512	10,012
Postage & delivery	992	1,807
Printing	176	374
Regulatory services	3,160	981
Rent (Note 6)	19,200	27,983
Repairs & maintenance	8,757	8,509
Salaries & wages - office	90,952	97,547
Salaries - officer	82,101	142,950
Telephone	5,346	7,386
Trading costs	49,993	53,796
Travel	1,198	1,887
Utilities	5,803	7,027
Total Expenses	385,720	462,521

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 & 2001

	12/31/02	12/31/01
Income (loss) from operations	$ 2,813	$ 1,608
Other Income (Loss)		
Sale of investment in securities	0	(1,423)
Sale of automobile	(17,454)	713
Total Other Income (Loss)	(17,454)	(710)
Income (loss) before provision for income taxes	(14,641)	898
Provision for income taxes	800	800
Net Income (Loss)	(15,441)	98
Retained Earnings (Deficit) - Beginning	(130,072)	(130,170)
Retained Earnings (Deficit) - Ending	$(145,513)	$(130,072)

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating Activities	
Net Loss	$ (15,441)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	2,732
Increase in receivables from brokers and dealers	(22,809)
Decrease in prepaid insurance	726
Increase in security deposits	(686)
Decrease in accrued salaries	(2,038)
Increase in commissions payable	3,979
Increase in accrued rent	3,200
Increase in deposits	(481)
Decrease in accrued payroll taxes	(157)
Increase in loan to officer	(14,484)
Increase in employee advances	(300)
Increase in credit card payable	2,197
Loss on sale of automobile	17,454
Net Cash Used by Operating Activities	(26,108)
Investing Activities	
Sale of automobile	11,750
Payments on notes payable	(1,853)
Purchase of fixed assets	(9,401)
Net Cash Provided by Investing Activities	496
Decrease in Cash and Cash Equivalents	(25,612)
Cash and Cash Equivalents at December 31, 2001	37,670
Cash and Cash Equivalents at December 31, 2002	$ 12,058

See accompanying notes

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2002 & 2001

	12/31/02	12/31/01
Total Assets	$ 146,817	$ 156,930
Less: Total liabilities exclusion of subordinated debt	(27,232)	(21,904)
Net Worth	119,585	135,026
Less: Fixed, prepaid and long-term assets	(57,718)	(66,495)
Net capital before haircuts on securities	61,867	68,531
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 61,867	$ 68,531

See accompanying notes

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

Bad debts are recorded by use of the direct write-off method.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - Notes payable - shareholder consists of a fully subordinated loan to the Corporation by Ms. Lester Kilpatrick, a stockholder. This loan is repayable on or after October 1, 1990. There has been no change in this loan or its terms during the 2002 year. Interest of $ 5,625 was paid on the loan during the year.

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 4 - Bank loans consist of the following:

3.90 % Note payable with monthly payments of $ 120.	
Principle balance to be paid in full by June, 2005.	$ 3,434
Subtotal	3,434
Less: Current portion	(1,334)
Total Long-term portion	$ 2,100

NOTE 5 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 1,290,294 and decreasing the stated value of each share to $ .13 1/3. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 6 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

NOTE 7 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Legg Mason, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 8 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 9 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 10 - I have examined the financial statements of Newport Securities Corporation for the year ended December 31, 2002 and have issued my report thereon dated February 18, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required

NOTE 10 - (Continued) - by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 11 - Related party transactions - The Company loaned money to its majority shareholder. Interest has been charged at 2 % annually.

NOTE 12 - Investment in private placement of warrants and common stock of NASDAQ which were allocated to the firm as an NASD member. These shares are not publicly traded and are valued at their original cost.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2001 AND 2002

SCHEDULE III

Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 & 2001

	12/31/02	12/31/01
Common stock - stated value $. 13 1/3 per share, authorized 75,000,000 shares, issued and outstanding 1,290,294 shares	$ 155,098	$ 155,098
Retained earnings - beginning	(130,072)	(130,170)
Net income (Loss)	(15,441)	98
Retained earnings - ending	(145,513)	(130,072)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 7,085	$ 22,526

There were no other additions or withdrawls of capital during the year.